DC
No Act
P.E. 12-18-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043114

January 11, 2007

John J. Madden
Sherman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2007

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 18, 2006

Dear Mr. Madden:

This is in response to your letter dated December 18, 2006 concerning the shareholder proposal submitted to Merrill Lynch by the Free Enterprise Action Fund. We also have received a letter from the proponent dated December 21, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
c/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

65100

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

jmadden@shearman.com
(212) 848-7055

December 18, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by the Free Enterprise Action Fund

Ladies and Gentlemen:

On behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("Merrill Lynch" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal (the "Proposal") and supporting statement attached as Exhibit 1 hereto that Merrill Lynch received from the Free Enterprise Action Fund (the "FEAF") for inclusion by Merrill Lynch in the proxy materials (the "2007 Proxy Materials") the Company intends to distribute in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting"). The Proposal and supporting statement were sent to Merrill Lynch under cover of a letter dated November 10, 2006 which is also attached as part of Exhibit 1 hereto.

The Proposal

The Proposal requests that the Merrill Lynch "Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right to Know Report. The report should include (1) an assessment of the costs and benefits of the

December 18, 2006

Sarbanes-Oxley Act on the Company's in-house operations; and (2) an assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business."

Merrill Lynch intends to omit the Proposal from the 2007 Proxy Materials pursuant to the following provisions of Rule 14a-8 promulgated under the Exchange Act:

- Rule 14a-8(i)(7), because the Proposal relates to Merrill Lynch's ordinary business operations; and
- Rule 14a-8(i)(3), because the vague and indefinite nature of the Proposal, including the supporting statement, is contrary to Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from the 2007 Proxy Materials.

The reasons that the Proposal may be properly omitted from the 2007 Proxy Materials are discussed below. The factual information regarding Merrill Lynch and its business in such discussion has been provided to us by Merrill Lynch.

The Proposal Relates to the Ordinary Business Operations of Merrill Lynch

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

Merrill Lynch, through its subsidiaries, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending and related products and services on a global basis. As a broad-based financial services institution, Merrill Lynch is subject to regulation pursuant to a wide range of statutory and regulatory requirements both domestically within the United States and internationally. The amendments to the federal securities laws adopted by the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") represent a part of the complex of legal requirements with which Merrill Lynch must comply in the daily conduct of its business. Adopting and implementing policies and procedures designed to ensure compliance with all such requirements, including Sarbanes-Oxley, is one of the most important

important part of the conduct of the Company's business to an extraordinary degree. It is wholly impracticable to expect that the discharge by management of these responsibilities could be, or should be, subject to direct oversight by the shareholders. Although the Proposal does not seek to change the manner in which Merrill Lynch complies with Sarbanes-Oxley, the report called for by the Proposal would require extensive and detailed review and analysis by Merrill Lynch of the conduct of its legal compliance program to extrapolate the requisite information. This would necessarily require the Company to dedicate significant resources, human and otherwise, to pursue such an undertaking, with a result that may have little, if any, meaningful value to the Company's shareholders.

Since the enactment of Sarbanes-Oxley in 2002, Merrill Lynch's board of directors and management have devoted a substantial amount of time and resources designing and implementing policies and procedures intended to ensure Merrill Lynch's compliance with the applicable provisions of Sarbanes-Oxley. Management and employees across the Merrill Lynch organization are involved day-to-day in a broad range of activities dedicated to achieving and maintaining compliance with these legal requirements. As with other broad and complex undertakings in the management of the Company's daily operations, the shareholders are not in a position to be, and should not be expected to be, directly involved in the corporate functioning in relation to the discharge of those responsibilities, including the evaluation of the costs and benefits relating thereto.

The Staff has acknowledged the application of the ordinary business exclusion in several no-action letters involving proposals calling for the preparation of board or management reports relating to compliance with applicable legal or regulatory requirements, or corporate policies and procedures relating thereto. See Halliburton Company (avail. March 10, 2006) (proposal requesting that the board prepare a report on the policies and procedures adopted and implemented to reduce or eliminate certain violations of law and investigations into such violations and the potential damage to Halliburton's reputation and stock value was excludable as relating to ordinary business operations (i.e., general conduct of a legal compliance program)); Monsanto Company (avail. November 3, 2005) (proposal requesting that the board of directors establish an ethics oversight committee to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments may be excluded as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)); General Electric Company (avail. January 4, 2005) (proposal requesting the board of directors to prepare a report that details the activities of GE's subsidiary NBC Universal Television, Inc.'s broadcast stations to meet their public interest obligations may be excluded as relating to ordinary business operations (i.e., the general conduct of a legal compliance program)); Crown Central Petroleum Corporation (avail. February

December 18, 2006

19, 1997) (proposal requesting that the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors could be excluded as relating to ordinary business operations (i.e., the sale and advertising of a particular product and compliance with regulations)); Duke Power Company (avail. March 7, 1988) (proposal regarding the preparation of a report by the board of directors providing "the best factual and scientific information available detailing the Company's environmental protection and pollution control activities" could be excluded as ordinary business operations (i.e., compliance with governmental regulations relating to the environmental impact of power plant emissions)).

Further, the Proposal does not come within the "significant policy issue" exception to the ordinary business exclusion which the Commission has applied in specific instances not applicable here. In Exchange Act Release No. 34-12999 (November 22, 1976) (the "1976 Release"), the Commission spoke of proposals having "significant policy, economic or other implications inherent in them" which would be considered "beyond the realm of an issuer's ordinary business operations" (giving as an example a proposal that a utility not construct a proposed nuclear power plant, in light of the magnitude of the economic and safety considerations attendant thereto). In the 1998 Release, the Commission further addressed this exception for "certain proposals that raise significant social policy issues" and provided another example of proposals fitting within this exception:

> ". . . proposals . . . focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id.

These examples and other instances where the social policy exception has been applied present significant social policy issues calling for judgments as to alternative courses for the subject company to follow. For example, in General Electric Company (avail. January 17, 2006), the Staff addressed a shareholder proposal calling for a board report on the scientific and economic analyses relevant to the climate change policy of General Electric Company ("GE"), including an assessment of the costs and benefits relating to that policy. There, the proponent pointed out that GE had participated actively in the public debate on climate change by, among other things, publicly articulating its policy that manmade emissions of greenhouse gases need to be reduced to avert harmful manmade climate change and publicly advocating federal regulation to reduce greenhouse gas emissions. The proponent questioned the scientific foundation for the policy and sought the report proposed. In the context of the proponent questioning the basis for the public position taken by the company in the debate on the significant social policy issue of climate change, the Staff concluded that the proposal should not be omitted from the company's proxy materials under the ordinary business exclusion. As in other instances where the social policy exception has been applied, GE had made a considered choice, among the alternatives available to it, as to the course it would follow on the climate change policy issue. And GE had actively engaged in the public discourse of the subject.

The subject of the Proposal, however, is a report on (i) the costs and benefits of compliance by Merrill Lynch with a segment of the laws applicable to the daily operation of its business and (ii) the impact of those laws on its investment banking business. As to the laws which would be the subject of the proposed report, there is no discretion available to the Company; the laws must be complied with and doing so is a fundamental part of, and does not transcend, the day-to-day business of Merrill Lynch. No choices are presented here. Under the circumstances, exclusion of the Proposal would appear wholly consistent with the Staff precedents and Commission guidance. Additionally, concluding otherwise would seem to open the door to many other such proposals seeking reports on the myriad of other laws and regulations public companies are required to comply with in the ordinary operation of their businesses.

The FEAF appears to have a point of view as to the cost effectiveness of Sarbanes-Oxley, or at least certain parts of it, having stated in its supporting statement that the legislation "may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business." And the FEAF's principals have publicly expressed their view that "[r]egulations such as SOX amount to a sort of 'Enron tax' upon public companies." Borelli & Milloy, Remember the Shareholder (The New York Sun, December 11, 2006) (a copy of which is attached hereto as Exhibit 2). By submitting the Proposal, the FEAF is seeking, directly or indirectly, to involve Merrill Lynch in the public debate it is participating in with respect to Sarbanes-Oxley. The principals have said that the report could be used by shareholders for "petitioning the government to amend SOX." Id. Without commenting on the merits of the FEAF's position on the subject, requiring Merrill Lynch to prepare the proposed report for the FEAF to utilize in its political or legislative initiatives is not an appropriate matter for a shareholder proposal under Rule 14a-8. See International Business Machines Corporation (avail. March 2, 2000), where the Staff applied the ordinary business exclusion to a shareholder proposal calling for a report relating to proposed federal legislation that the Staff concluded "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Since the 1998 Release, the Staff has indicated in no action letters that even where proposals raise issues of social policy, they will be excluded where the subject principally relates to ordinary business operations, including compliance with laws. See Allstate Corporation (avail. February 16, 1999); Halliburton Company (avail. March 10, 2006); Monsanto Company (avail. November 3, 2005); Hudson United Bancorp (avail. January 24, 2003).

For the foregoing reasons, we believe that the Proposal is excludable from the 2007 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Merrill Lynch's ordinary business operations – namely, the conduct of Merrill Lynch's legal compliance program – and does not fall within the scope of the significant social policy exception that has sometimes been applied to the ordinary business exclusion.

The Proposal and the Supporting Statement Contains Vague and Indefinite Statements that are Materially False or Misleading

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

In Staff Legal Bulletin No. 14B (CF), released September 15, 2004 ("SLB 14B"), the Staff stated that:

> "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the company demonstrates objectively that a factual statement is materially false or misleading [or] the resolution contained in the proposal is so inherently vague or misleading or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

No action letters issued after SLB 14B provide further guidance as to the application of the Staff's position reflected in SLB 14B. These no action letters establish that shareholder proposals that (i) leave key terms and/or phrases undefined, or (ii) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal. In other words, a proposal that requires that highly subjective determinations be made with respect to either the meaning of key terms and/or phrases, or the intent of the proposal generally, without guidance provided in the proposal itself, could be subject to differing interpretations of shareholders voting on the proposal and the company implementing the proposal and may be excluded. See Wendy's International, Inc. (avail. February 24, 2006). See also Bristol-Myers Squibb Co. (avail. February 1, 1999). Implementing such an inherently vague and indefinite proposal would likely result in company action that is "significantly different from action envisioned by the shareholders voting on the proposal." See NYNEX Corporation (avail. January 12, 1990). See also Bank of America Corporation (avail. February 17, 2006); Proctor & Gamble Company (avail. October 25, 2002).

Applying the guidance provided in SLB 14B and the no action letters referred to above, we believe that the Proposal and its supporting statement may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(3) because of the vague, misleading and indefinite terms and statements included in the Proposal.

The Proposal uses what appears to be a defined term to describe the report requested of the Merrill Lynch board of directors by labeling it a "Sarbanes-Oxley Right to Know Report." This report is not contemplated by Sarbanes-Oxley and a reference in the FEAF's supporting statement that shareholders "have the right to know" how Sarbanes-Oxley impacts Merrill Lynch does not serve to define this term. As such, use of this term may mislead shareholders into believing they were voting for a report that was mandated, or at least contemplated, under Sarbanes-Oxley, when in fact this is not the case. Contrary to this inference that a "Sarbanes-Oxley Right to Know Report" is sanctioned by the statute and will be used to further its legislative goals, the purpose of the requested report appears to be to attempt to build support for the proposition that Sarbanes-Oxley actually "adversely impact[s] Company operations" and is "unnecessarily burdensome."

The Proposal also employs broad, undefined terms, such as "costs" and "benefits", that are vague, difficult to interpret and potentially misleading to shareholders. The words "costs" and "benefits", as each is used in the Proposal, are subject to multiple interpretations. For instance, some shareholders may interpret "costs" to only contemplate the out-of-pocket costs payable to third parties to comply with Sarbanes-Oxley. Other shareholders may read this to require a more open-ended analysis of "costs", such as opportunity costs or the allocated internal costs of Merrill Lynch employees participating in Sarbanes-Oxley compliance activities. Similarly, the word "benefits" could be interpreted to mean the direct financial benefits to Merrill Lynch of Sarbanes-Oxley or a measurement of other intangible benefits deriving from compliance with Sarbanes-Oxley. In addition, the Proposal does not provide a timeframe within which the "costs" and "benefits" are to be measured. There is no indication if the FEAF seeks a measurement of historical or anticipated costs and benefits of compliance with Sarbanes-Oxley, and, if anticipated costs and benefits are sought, any guidance as to the bases for these calculations.

Further, the Proposal requests an assessment of the costs and benefits of Sarbanes-Oxley on Merrill Lynch's "in-house operations" without providing any guidance as to what this term encompasses. As discussed above, Merrill Lynch is a broad-based financial services institution with operations globally with substantial "in-house" operations. This term could plausibly refer to Merrill Lynch's internal legal, compliance, accounting or governmental affairs departments, among others, or it could be more broadly interpreted. The Proposal proceeds to request that Merrill Lynch measure the "impact" of Sarbanes-Oxley on its investment banking business without providing even rudimentary guidance as to what this term is intended to measure. Due to the various ways to interpret or measure the "impact", shareholders could not be expected to understand clearly what actions or measures are required by the Proposal.

In addition to misleading and confusing shareholders, the Proposal, if adopted, would leave Merrill Lynch uncertain as to what exactly the implementation of the Proposal would entail. As discussed above, there are varying possible interpretations of "costs", "benefits" and "impacts" of Sarbanes-Oxley. Furthermore, because the Proposal does not define what is intended by reference to Merrill Lynch's "in-house operations", it is unclear which parts of the Company's global operations are encompassed by that term. As a result, it is certainly conceivable that Merrill Lynch could produce a report vastly different from what is envisioned by the FEAF or the shareholders who vote on the Proposal.

For the foregoing reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal, together with the supporting statement, is so inherently vague, misleading and indefinite. Therefore, the Proposal, which would require detailed and extensive editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (CF), released July 13, 2001.

Conclusion

Based on the foregoing, Merrill Lynch intends to omit the Proposal from the 2007 Proxy Materials for the 2007 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 848-7055. Thank you for your attention to this matter.

December 18, 2006

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter and the attachments hereto (including the Proposal and supporting statement), and a copy of this letter, with attachments, is being sent simultaneously to the FEAF as notification of Merrill Lynch's intention to omit the Proposal from its 2007 Proxy Materials. Merrill Lynch expects to file its definitive proxy materials with the Commission on or about March 9, 2007. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Merrill Lynch files its definitive 2007 Proxy Materials. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

John J. Madden

Attachment

cc w/ att: Steven J. Milloy, Action Fund Management, LLC
Richard Alsop, Merrill Lynch & Co., Inc.

Exhibit 1

action fund
management,LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 11/10/06 # of pages ▶ 5
To Judy Witterschein	From Steven Milloy
Co./Dept. Corp. Sec	Co. FEAF/AFM
Phone # 212-670-4703	Phone # 301-258-2852
Fax #	Fax #

BY FAX

November 10, 2006

NOV 1 0 2006

Ms. Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, NY 10080

Dear Ms. Witterschein:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Merrill Lynch & Co., Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAF") is the beneficial owner of approximately 488 shares of the Company's common stock, 363 shares of which have been held continuously for more than a year prior to this date of submission. The FEAF intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the FEAF's beneficial ownership of the aforementioned Company stock.

The FEAF's designated representatives in this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAF. Mr. Milloy, Dr. Borelli or a person to be designated will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Advisor to the FEAF, Owner of Merrill Lynch & Co., Inc. Common Stock

Enclosures: Shareholder Proposal: Sarbanes-Oxley Right-to-Know Report
Letter from Huntington National Bank

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

Huntington

November 10, 2006

Re: Shareholder Resolution of The Free Enterprise Action Fund

Dear Corporate Secretary,

Huntington National Bank holds 488 shares of Merrill Lynch & Co Inc. common stock beneficially for The Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Merrill Lynch & Co Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 488 shares of the Company stock, 363 are held by Huntington National Bank have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution. Please refer to the attachment for the purchase dates of the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jeremy Hughes
Trust Associate
Huntington National Bank
Ph: 614-331-9760
Fx: 614-331-6192

THE HUNTINGTON

Tax Lot Detail

Run on 11/10/2006 9:35:06 AM

As of 11/10/2006

Account: 1041048274
FREE ENTERPRISE ACTION FD

Combined Portfolios
Settlement Date Basis
Administrator: TIM EASTON @ 614-331-9760
Investment Officer: NO OFFICER ASSIGNED
Investment Authority: None
Investment Objective:
Lot Select Method: FIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
590188108	MERRILL LYNCH & CO INC W/1 RT/SH	MER	87.480	0.65	41,990

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	03/03/2005	PRINCIPAL	235.000000	14,132.90	20,557.80	6,424.90
2	03/08/2005	PRINCIPAL	86.000000	5,251.16	7,523.28	2,272.12
3	10/13/2005	PRINCIPAL	34.000000	2,016.20	2,974.32	958.12
4	07/06/2006	PRINCIPAL	68.000000	4,872.88	5,948.64	1,075.76
5	09/13/2006	PRINCIPAL	57.000000	4,305.78	4,986.36	680.58
* TOTAL *			480.000000	30,578.92	41,990.40	11,411.48

Unit Status	Number of Units	Tax Cost	Market Value
Settled	480.000000	30,578.92	41,990.40

Registration	Number of Units
CEDE and CO - DTC	480.000000

[redacted]

Exhibit 2

The New York Sun

December 11, 2006 Monday

SECTION: OPINION; Pg. 7

LENGTH: 940 words

HEADLINE: Remember The Shareholder

BYLINE: THOMAS BORELLI and STEVEN MILLOY

BODY:

What if someone threw a Sarbanes-Oxley reform party and no one from Wall Street showed up?

An independent bipartisan panel of 22 financial and legal experts just issued a 135-page interim report recommending ways to improve American competitiveness in global markets. Not surprisingly, the Committee on Capital Markets Regulation, as it is formally known, identified the Sarbanes-Oxley Act of 2002, known as SOX, as a major problem.

While embracing SOX's goal of enhanced investor protection, the committee favored reducing SOX's internal compliance costs, which are $4.36 million in the first year of implementation for the average company. It acknowledged that companies were moving abroad. But it reached no important conclusion on the competitiveness issue other than to recognize that available data are insufficient. The uncertainty generally surrounding SOX's effects led the committee to recommend that regulators collect better and more complete information relating to compliance costs.

But what are those costs? This is an important question. For while the price of fraud is often all too visible - Enron - the costs of regulation are often left out of the competitiveness equation because they are simply too hard to quantify. Regulations such as SOX amount to a sort of "Enron tax" upon public companies, even virtuous ones. In addition, the securities industry is a cozy place. Companies wary of regulators for a number of reasons - reasons that may have nothing to do with these costs - are sometimes unwilling to spotlight costs or to complain out of fear of antagonizing those regulators. The feel-good assumption that "people are more confident" since the passage of SOX is itself tricky, for if companies want to commit fraud, they still may.

But to get back to the costs. We too, as shareholders in companies at issue, wanted to know. So we recently filed shareholder proposals with Wall Street firms - including Morgan Stanley, Lehman Brothers, Bear Stearns, and Merrill Lynch - requesting that they report to shareholders about SOX's costs and benefits, in terms of both internal compliance costs and investment banking business. We called this proposal "the Sarbanes-Oxley Right to Know Report." We want the proposals to be included in those firms' 2007 proxy materials so that shareholders may vote on them. We reminded the companies that "since the company operates for the benefit of shareholders, they have the right to know how laws and regulations impact company operations."

We've been disappointed by the response so far from these firms.

One company contacted us in an effort to negotiate our proposal away. The company indicated that it had no idea what SOX cost and no clue as to how to approach the question of the law's effect on its investment banking business. We were chagrined, but the company at least made an effort to discuss an important issue with some of its shareholders.

Morgan Stanley and Lehman Brothers, in contrast, chose another approach. Both had law firms petition the Securities and Exchange Commission on their behalf for permission to exclude our shareholder proposal from their 2007 proxy materials. To us they seem to be denying shareholders the ability to get information on how SOX is affecting their investments.

In their petitions to the SEC, both Morgan Stanley and Lehman Brothers characterized our proposal as problematic. One lawyer wrote that "the creation of a report assessing the various 'costs' and 'benefits' of Sarbanes-Oxley, even if its ultimate parameters were understood, would place an undue burden on the Company, and we believe that such a report would not benefit Morgan Stanley shareholders. Seeking such a report would, we believe, be an instance of shareholders seeking to micro-manage ordinary business activities. ..."

It's not at all clear to us, however, that asking for a report on SOX's costs and benefits is akin to micro-management. As shareholders, we're not at all interested in meddling with how the firms comply with SOX. Rather, we simply want to know whether and how the law affects our investment. Moreover, such information is not available from another source.

The company petitions also assert that the requested information is too complex for shareholders to use to make informed judgments. So while the government deems shareholders competent enough to understand the complex Byzantine financial data disclosed by companies, the companies are trying to convince the SEC that their shareholders - many of whom are sophisticated institutional investors - are not capable of making sense of SOX's effects.

It is also worth noting that Thomas Russo, Lehman Brothers' vice chairman and chief legal officer, was a member of the committee that recommended collecting more data on the costs and benefits of SOX.

Our proposal merely requests information that is material to shareholders and that would place them in a position to make appropriate investment-related decisions, including altering their investment positions and petitioning the government to amend SOX.

Faced with global competition in American financial markets - a long-term threat to both employment and the economy in New York City - some companies apparently can't be bothered to provide key information.

If our experience is indicative of Wall Street's interest in seeking reform measures sought by the committee report, we may be shackled with SOX and other unnecessary market regulatory burdens for some time to come.

Messrs. Borelli and Milloy advise the Free Enterprise Action Fund, an activist mutual fund that promotes free-enterprise principles within the companies whose shares it owns.

LOAD-DATE: December 11, 2006

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2006 DEC 27 AM 9: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Merrill Lynch & Co., Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 18, 2006 request by Merrill Lynch & Co., Inc. ("Merrill" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Merrill's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is <u>not excludable</u> for any of the reasons claimed by Merrill.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO MERRILL'S CLAIMS

I. Summary of the Proposal

The Proposal requests that Merrill prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate has arisen about whether SOX's costs outweigh its benefits to companies. SOX is a significant social policy that may impose substantial costs on Merrill and that also may also impact Merrill's business opportunities.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). Because the Proposal addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection and confidence offered by SOX – that is the subject of considerable public debate, the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations.

The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Merrill.

The Proposal requests information about costs and benefits incurred by Merrill in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*. The only difference between the two proposals is that in *General Electric Company*, the global warming policy at issue was self-imposed whereas the instant Proposal focuses on a financial regulatory policy externally imposed on Merrill. We believe that the source of the policy is not material with respect to whether the Proposal is excludable. Both global warming and SOX are subjects of considerable public debate that transcends ordinary business operations. As such, SOX constitutes a significant social policy issue of the type discussed in Exchange Act Release 40,018.

Contrary to Merrill's claims, the Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Merrill in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that may be material to shareholders and that is not available from any place other than Merrill. With the information requested by the Proposal in the hands of shareholders, they may then take any action on their own that they deem appropriate including increasing or decreasing their investment in Merrill and/or petitioning the government to amend the law. Without such information, shareholders are effectively left in the dark. Such an outcome is not contemplated by the federal securities laws and cannot be considered as sound public policy.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Merrill asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not in any way seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

Merrill is the unique repository of information pertaining to the costs and benefits that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations may adversely impact their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Merrill or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark – which is contrary to the intent of securities laws and regulations.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. The Proposal assumes that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Merrill asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, Merrill's assertion cannot stand.

Merrill also asserts that the matters addressed by the Proposal are "too complex" for shareholders to make an "informed judgment." But almost two-thirds (74 percent) of Merrill's shareholders are sophisticated institutional investors. Surely the Proposal's cost-benefit analysis of SOX is not "too complex" for them. Moreover, all shareholders are deemed competent to understand the complex, and often Byzantine, financial disclosures required of all companies. It is not credible to claim that shareholders are incompetent to weigh the costs of SOX against its benefits.

Once again, the Proposal does not intend to interfere with Merrill's compliance with SOX. The Proposal merely requests disclosure of information about the impacts of such compliance so that shareholders may make informed investment-related decisions.

Merrill asserts that several prior Staff decisions support its arguments. All of these decisions are distinguishable from the Proposal and, therefore, do not support Merrill's assertions.

Merrill cites *Halliburton Company (Mar. 10, 2006, Monsanto Company (Nov. 3, 2005), General Electric Company (Jan. 4, 2005), Crown Central Petroleum Corporation (Feb. 19, 1997)* and *Duke Power Company (Mar. 7, 1988)* for the proposition that a proposal addressing the general conduct of a legal compliance or regulatory program is excludable.

But the Proposal does not focus, or even address, Merrill's conduct of its SOX compliance program. The Proposal asks for a report on the costs and benefits of SOX compliance.

Merrill asserts that the Proposal does not come within the "significant social policy issue" exception to the ordinary business exclusion. Merrill claims that SOX is not an issue that transcends day-to-day business matters and raise policy issue so significant that it would be appropriate for a shareholder vote.

But contrary to Merrill's assertion, SOX is the subject of an ongoing major public policy debate with significant social and economic implications. Consider that:

- The Committee on Capital Markets Regulation just issued a report calling for SOX reform;
- The Securities and Exchange Commission is considering changes in the implementation of SOX;
- SOX compliance costs have been estimated to be as high as $1.4 trillion;
- A sample of recent media headlines spotlighting the debate include, "Sarbanes-Oxley Helps Fill Coffers Of Foreign Bourses, Private-Equity Firms" (Barron's, Oct. 16) and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).
- The Proposal itself spotlights several prominent articles in the media concerning the costs and benefits of SOX.

Because SOX has such significant social impacts and is the subject of considerable public debate in the media, government and business world, SOX is a significant social policy issue within the meaning of Exchange Act Release No. 34-12999 (Nov. 22, 1976) and Exchange Act Release No. 34-40018 (May 21, 1998).

Merrill cites *General Electric Company (Jan. 17, 2006)* for the proposition that, even if SOX is a significant social policy issue, the Proposal should be excluded because Merrill had no choice in complying with SOX – unlike in *General Electric Company* where the company voluntarily undertook a global warming policy.

But despite the Staff decision in *General Electric Company*, the Staff has yet to indicate that the voluntariness of a significant social policy issue is a factor in whether a proposal is excludable as ordinary business operations. It's not at all clear that voluntariness should be a factor. After all, there is little debate that SOX has significant impacts on companies and Merrill has not denied such impacts. Merrill's conduct is not the determining factor in whether SOX is a significant social policy issue. Rather it is the nature of SOX that renders it a significant social policy issue.

Merrill attempts to portray the Proposal as the slippery slope to other proposals "seeking reports on the myriad of other laws and regulations public companies are required to comply with..." This is not so. The Staff may use its discretion in determining whether particular laws and regulations amount to significant social policy issues. SOX is obviously a unique law that has spawned intense public debate. There are no "myriad of other laws" that are comparable to SOX in terms of their nature and impacts.

Merrill asserts that because the FEAOX has an opinion on SOX, the Proposal seeks to involve Merrill in a political or legislative process. Whether FEAOX has an opinion on SOX and what that opinion is are irrelevant as to whether the Proposal may be excluded. It is most probably the case that virtually all proponents of shareholder proposals have opinions with respect to their proposals. If holding an opinion was grounds for exclusion, there would be no shareholder proposals.

Moreover, the Proposal does not seek to involve Merrill in a political or legislative process. The Proposal specifically requests the information so that shareholders may take appropriate action. The Proposal does not explicitly or implicitly request the information so that Merrill will get involved. We realize that Merrill and similarly situated companies are reluctant to involve themselves in certain public policy debates for fear of offending lawmakers and or regulators, and adverse media attention. That's why shareholders need the information so that they can take action on their own.

Merrill's reliance on *Allstate Corporation (Feb. 16, 1999), Halliburton Company (Mar. 10, 2006), Monsanto Company (Nov. 3, 2005)* and *Hudson United Bancorp (Jan. 24, 2003)* for the proposition that even where proposals raise significant social policy issues they will be excluded where they relate to compliance with laws. But the Proposal does not relate to how Merrill complies with SOX. The Proposal only addresses the costs and benefits of Merrill's compliance with SOX. The Proposal does not seek to influence how Merrill complies with SOX. It seeks information about the impacts of such compliance so that shareholders may take action they deem appropriate.

B. The Proposal does not contain vague and indefinite statements that are materially false and misleading.

Merrill wrongly asserts that the terms "Sarbanes-Oxley Right-to-Know Report," "costs," "benefits, and impacts" are vague and indefinite statements that would mislead shareholders.

First, Merrill asserts that the Proposal's title "Sarbanes-Oxley Right-to-Know Report" will confuse shareholders into thinking that the sort of report requested in the Proposal is somehow required or contemplated by SOX. This is not a reasonable or fair reading of the entire Proposal. The Proposal points out that there is controversy over the impacts of SOX on companies and that shareholders have the right to know what those impacts are.

The Staff has already determined in *General Electric Company (January 17, 2006)* that the "costs" and "benefits" terminology is not excludable a vague and confusing. Moreover, the Proposal, in fact, affords Merrill much latitude to define the contents of and terms used in the requested report.

Merrill's assertion that measuring the "impact" of SOX on the Company's investment banking business won't be understood by shareholders is without foundation. There have been numerous recent articles in major media about how SOX may be impacting the investment banking business.

In addition to those news articles cited in the Proposal's Supporting Statement, recent major media articles spotlight the vigorous debate over the impacts of SOX, including: "U.S. competitiveness is at risk, says report; Sarbanes-Oxley, regulations hampering capital markets' strength, say CEOs (MarketWatch.com, November 30, 2006); and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 2006).

Shareholders are quite aware of the debate over SOX's impact on the investment banking business. What shareholders lack, though, is information that the Proposal would provide to help them sort fact from fiction.

There is nothing genuinely vague about the Proposal. In any event, to the extent that uncertainty exists, MS is free to use its best judgment in determining how to do the report.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Merrill's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Merrill and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Merrill and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Merrill or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Merrill's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling, LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 18, 2006

The proposal requests that the board of directors prepare, by October 2007, a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on Merrill Lynch.

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merrill Lynch relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END